

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

April 3, 2008

Richard M. Fowler
Executive Vice President – Finance and Chief Financial Officer
Texas Industries, Inc.
1341 West Mockingbird Lane, Suite 700W
Dallas, Texas 75247-6913

      **Re: Texas Industries, Inc.
            Form 10-K for Fiscal Year Ended May 31, 2007
            Form 10-Q for the Period Ended November 30, 2007
            File No. 1-4887**

Dear Mr. Fowler:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Bret Johnson, Staff Accountant, at (202) 551-3753 or, in his absence, to the undersigned at (202) 551-3768.

                        Sincerely,

                        John Cash
                        Accounting Branch Chief